Exhibit 4.18

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (“Agreement”) is entered into this ___th day of September 2017, by and between Hoverink, an Corporation organized under the laws of the State of Delaware, (hereinafter referred to as the "Company"), and W. Neil Gallagher, an independent contractor whose address is 1845 Precinct Line Rd # 215, Hurst, TX 76054 (the "Consultant”).

WHEREAS, the Consultant is in the business of assisting private companies in the process of going public and getting listed on the OTC Markets through the Form S-1 Registration Process; and

WHEREAS, the Company recognizes that the Consultant is in the business of offering assistance to private companies who wish t o become a publicly trading company, and is not in the business of stock brokerage activities which require registration under either the Securities Act of 1933 (hereinafter "the Act") or the Securities and Exchange Act of 1934 (hereinafter "the Exchange Act"), underwriting or banking, and is not an insurance Company, nor will it offer services to the Company which may require regulation under federal or state securities laws; and

WHEREAS, the parties agree, after having a complete understanding of the services desired, and the services to be provided, that the Company desires to retain Consultant to provide such assistance through its services for the Company, and the Consultant is willing to provide such services to the Company;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	DUTIES AND INVOLVEMENT.

1.1 Services of Consultant . The Company hereby engages Consultant to provide the following:

o	Become Engaged to work closely with management to maneuver through the process of taking a private company public;
o	Interview Management of Private Company and review Business plan;
o	Review Draft Form S-1 Registration Statement;
o

In cooperation with third parties including private company (Lawyers & PCAOB Audit firm) Consultant shall assist the company as it complete’s the process of filing its Form S-1 Registration Statements from comments to effectiveness;

o	Support management of the Private Company as it engages its independent Securities Counsel to represent Private Company;
o	The Consultant in cooperation with the Company to engage the following:
■	Accountant to prepare Financial Statements for S-1
■	Engage Auditor to prepare Audited Financials for S-1
■	Engage Transfer Agent
■	Engage Edgar Filing Service Providers regarding uploading XBRL filings to the SEC.

1.2 Duties of Company . The Company hereby agrees to provide the following:

1)	Present to Consultant a Private Company that desires to go public;
2)	Present the Business Plan of Private Company;
3)	Present Private Company’s 2 year audited financials within 5 business days of execution of this agreement or;
4)	The Private Company will have at least a sole Director and at least one Officer, assets and revenues;
5)	The Private Company will secure shareholders required to take the Company to the Market with the 15c211 Filing;
6)	The Private Company will define the Cap Table (Share Structure) within 5 business days of execution of this agreement;
7)	The Private Company will respond to all requests for information within 72 hours, with complete and supported answers, to all inquiries from Consultant;
8)	The Private Company will respond to Accountant, Auditor and Consultants requests for information within 72 hours, with a complete and supported answer;
9)	Once the Company is public, it will maintain current SEC filing and listing requirements; and
10)	The Company will attest that none of its officers and/or directors are currently, or have been, under investigation by any governmental regulatory agency

2.	RELATIONSHIP AMONG THE PARTIES.

Consultant acknowledges that it is not an officer, director or agent of the Company, it is not, and will not, be responsible for any management decisions on behalf of the Company, and may not commit the Company to any action.

Consultant understands and acknowledges that this Agreement shall not create or imply any agency relationship among the parties, and Consultant will not commit the Company in any manner except when a commitment has been specifically authorized in writing by the Company. The Company and the Consultant agree that the relationship among the parties shall be that of independent contractor.

3.	EFFECTIVE DATE, TERM AND TERMINATION.

This Agreement shall be effective on the date set forth above and will continue until all Duties and Responsibilities are concluded; i.e., the Company has a trading symbol on the OTC Market. This initial Agreement can only be modified if mutually agreeable and in writing.

4.	OPTION TO CANCEL.

If for any reason Private Company wishes to terminate the agreement prior to completion, the Private Company will be responsible for payment of expenses thus far incurred. The Consultant or the Private Company may cancel this Agreement for any reason at any time upon 1 day’ s prior written notice.

5.	COMPENSATION AND PAYMENT OF EXPENSES.

Compensation for services rendered by the Consultant shall be 1,000,000 Common Shares issued immediately to the consultant

5.1	ACKNOWLEDGEMENT

By signing below,. the Officers and Directors of the Company, acknowledge that they have read, understand, and agree to the terms of this Agreement. Hoverink further agrees that the Officers and Directors of Hoverink shall cooperate to the fullest extent possible, in all manner possible, with regard to the issue of compensation to Consultant, and/or his assignees.

6.	SERVICES NOT EXCLUSIVE.

Consultant shall devote such of its time and effort necessary to the discharge of its duties hereunder. The Company acknowledges that Consultant is engaged in other business activities, and that it will continue such activities during the term of this Agreement. Consultant shall not be restricted from engaging in other business activities during the term of this Agreement.

7.	CONFIDENTIALITY.

In the course of this Agreement, the Company may be supplying confidential information to Consultant. It is hereby acknowledged by both parties that they will not release confidential information without the consent of the Company or outside the third parties within the scope of this Agreement.

8.	CONFLICTS; COVENANT NOT TO COMPETE.

a)     The Consultant hereby represents and warrants that this Agreement and the services to be provided by it hereunder do not violate any agreement between Consultant and any third party.

b)     The Consultant hereby covenants that it shall not enter into any contract which would be violated by the performance of the services to be provided hereunder.

c)     During the term of this Agreement and for a period of one-year thereafter, the Consultant warrants, represents and agrees that it will not compete directly with the Company in the Company's primary industry or related fields.

9.	INDEMNIFICATION.

The Company acknowledges that in connection with the provision of the services, the Consultant may be relying on information which Consultant obtains from the Company and represents that such information does not or will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances in which they were ma de, not misleading, and agrees to hold harmless and indemnify Consultant, its members, directors, officers, employees, affiliates and agents and their representatives, successors and assigns and to hold them harmless from and against any claims made against them as a result of any breach of such representation and to hold them harmless from and against any and all losses, claims, liabilities, obligations, fines, penalties, damages and expenses including, but not limited to, reasonable attorney’s fees and other costs arising out of any such claims; provided, however, that the Company shall not be liable in any such case for losses, claims, damages, liabilities or expenses that arise from the negligence or willful misconduct of Consultant or its agents or representatives.

10.	MISCELLANEOUS PROVISIONS

a)     Time . Time is of the essence of this Agreement.

b)     Presumption . This Agreement or any section thereof shall not be construed against any party due to the fact that said Agreement or any section thereof was drafted by said party.

c)     Computation of Time . In computing any period of time pursuant to this Agreement, the day of the act, event or default from which the designated period of time begins to run shall be included, unless it is a Saturday, Sunday or a legal holiday, in which event the period shall begin to run on the next day which is not a Saturday, Sunday or a legal holiday, in which event the period shall run until the end of the next day thereaf ter which is not a Saturday, Sunday or legal holiday.

d)     Titles and Captions . All article, section and paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement.

e)     Pronouns and Plurals . All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the Person or Persons may require.

f)     Further Action . The parties hereto shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of this Agreement.

g)     Good Faith, Cooperation and Due Diligence . The parties hereto covenant, warrant and represent to each other their good faith, complete cooperation, due diligence and honesty in fact in the performance of all obligations of the parties pursuant to this Agreement. All promises and covenants are mutual and dependent.

h)     Savings Clause . If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

i)     Assignment . This Agreement may not be assigned by either party hereto without the written consent of the other, but shall be binding upon the successors of the parties.

j)     Litigation . If a dispute arises out of or relates to this Agreement, or the breach thereof, the parties agree to arbitration. Any claim, dispute, controversy or other matter in question with regard to this Agreement shall be submitted to the American Arbitration Association ("AAA") and shall exclusively be subject to final binding arbitration in accordance with the Commercial Arbitration Rules and Regulations of the AAA (“Rules”). The arbitrator shall be selected in accordance with the Rules and the arbitration shall be conducted in Texas or a location of the parties choosing in the English language. The arbitrator shall not be empowered to award punitive damages. Each party hereby waives the right to seek or recover punitive damages with respect to any dispute resolved by arbitration. The prevailing party will be entitled to recover from the non-prevailing party all reasonable attorneys’ fees. This Agreement will be governed by and construed in accordance with the laws of the State of Texas, excluding its conflict of laws rules.

k)     Notices . All notices required or permitted to be given under this Agreement shall be given in writing and shall be delivered, either personally or by express delivery service, or by email to the party to be notified. Notice to each party shall be deemed to have been duly given upon delivery, personally, by email or by courier (such as Federal Express or similar express delivery service), addressed to the attention of the officer at the address set forth heretofore, or to such other officer or addresses as either party may designate, upon at least thirty (1) day' written notice, to the other party.

l)      Governing law . The Agreement shall be construed by and enforced in accordance with the laws of the State of Texas.

m)     Entire agreement . This Agreement contains the entire understanding and agreement among the parties. There are no other agreements, conditions or representations, oral or written, express or implied, with regard thereto. This Agreement may be amended only in writing signed by all parties.

n)     Waiver . A delay or failure by any party to exercise a right under this Agreement, or a partial or single exercise of that right, shall not constitute a waiver of that or any other right.

o)     Counterparts . This Agreement may be executed in duplicate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement. In the event that the document is signed by one party and emailed or faxed to another the parties agree that a faxed signature shall be binding upon the parties to this agreement as though the signature was an original.

p)     Successors . The provisions of this Agreement shall be binding upon all parties, their successors and assigns.

q)     Counsel . The parties expressly acknowledge that each has been advised to seek separate counsel for advice in this matter and have be en given reasonable opportunity to do so.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement to be effective as of the day and year provided herein.

COMPANY:	CONSULTANT:

HOVERINK ,	W. NEIL GALLAGHER

By: /s/Cyrus Sajna	By: /s/
Name: Cyrus Sajna	Name: W.NEIL
Title: Director	GALLAGHER
Title: Consultant

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